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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         HEFTEL BROADCASTING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   422799 10 6
      -------------------------------------------------------------------
                                 (CUSIP Number)

                           Frederick W. Gartside, Esq.
                      Jeffer, Mangels, Butler & Marmaro LLP
                      2121 Avenue of the Stars, 10th Floor
                          Los Angeles, California 90067
                                 (310) 203-8080
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 5, 1996
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                    -------------------------------
CUSIP NO. 422799 10 6                                   PAGE 2 OF 5 PAGES
-----------------------------                    -------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carl Parmer
           ###-##-####
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                         (b) / /

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

                Not Applicable

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                / /

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
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     NUMBER OF           7      SOLE VOTING POWER
       SHARES                    -0-
    BENEFICIALLY        --------------------------------------------------------
      OWNED BY           8      SHARED VOTING POWER
        EACH
     REPORTING                   -0-
       PERSON           --------------------------------------------------------
        WITH             9      SOLE DISPOSITIVE POWER

                                 -0-
                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           / /

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%

--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
               IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 422799 10 6                                          Page 3 of 5 Pages


         The sole purpose of this Amendment No. 2 is to indicate that Mr. Parmer no longer owns any shares of Class A Common Stock of Heftel Broadcasting Corporation. This Amendment No. 2 amends and supplements the statement on
Schedule 13D, as originally filed with the Securities and Exchange Commission on January 10, 1995, with respect to Mr. Parmer's ownership of Class A Common Stock of Heftel Broadcasting Corporation, as previously amended by Amendment No. 1 thereto, filed with the Commission on June 1, 1996.


ITEM 1.           SECURITY AND ISSUER

                  (a)      Class A Common Stock

                  (b) Heftel Broadcasting Corporation (the "Company"), 6767 West Tropicana Avenue, Suite 102, Las Vegas, Nevada 89103

ITEM 2.           IDENTITY AND BACKGROUND

                  (a)      Carl Parmer

                  (b)      8140 Castle Pines Avenue
                           Las Vegas, Nevada 89113

                  (c)      Private Investor

                  (d)      Not Applicable.

                  (e)      Not Applicable.

                  (f)      U.S.A.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 3 of Amendment No. 1 to the Schedule 13D.

ITEM 4.           PURPOSE OF THE TRANSACTION

                  See Item 5 of Amendment No. 1 to the Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY

                  (a) In the aggregate, Mr. Parmer beneficially owns no shares of the Company.

                  (b)      Not Applicable.

                  (c)      Not Applicable.

                  (d)      Not Applicable.

CUSIP No. 422799 10 6                                          Page 4 of 5 Pages


                  (e) As of August 5, 1996, Mr. Parmer ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See Item 7 of Amendment No. 1 to the Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  See Item 8 of Amendment No. 1 to the Schedule 13D.

CUSIP No. 422799 10 6                                          Page 5 of 5 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February __, 1997


                                             /s/ Carl Parmer
                                             ------------------------------
                                                 Carl Parmer